SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. 4)1

Viemed Healthcare, Inc.
(Name of Issuer)

Common Shares, No Par Value
(Title of Class of Securities)

92663R105
(CUSIP Number)

December 31, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

1The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.			NAMES OF REPORTING PERSONS Casey Hoyt
2.			CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☐
3.			SEC USE ONLY
4.			CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER	1,105,246
	6.	SHARED VOTING POWER	2,010,943
	7.	SOLE DISPOSITIVE POWER	1,105,246
	8.	SHARED DISPOSITIVE POWER	2,010,943
9.			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,116,189[2] shares of Common Stock
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
11.			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.0%[2]
12.			TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

2Assumes 38,756,636 Common Shares of the Company outstanding as of February 15, 2024 based on information provided by the Issuer.

1.			NAMES OF REPORTING PERSONS Elizabeth Rose Homes LLC
2.			CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☐
3.			SEC USE ONLY
4.			CITIZENSHIP OR PLACE OF ORGANIZATION Louisiana
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER	0
	6.	SHARED VOTING POWER	2,010,943
	7.	SOLE DISPOSITIVE POWER	0
	8.	SHARED DISPOSITIVE POWER	2,010,943
9.			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,010,943 shares of Common Stock
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
11.			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2%[3]
12.			TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

3 Assumes 38,756,636 Common Shares of the Company outstanding as of February 15, 2024 based on information provided by the Issuer.

Item 1.

(a)Name of Issuer - Viemed Healthcare, Inc., an entity incorporated pursuant to the Business Corporations Act (British Columbia) (the “Issuer”).

(b)Address of Issuer’s Principal Executive Offices - 625 E. Kaliste Saloom Rd, Lafayette, Louisiana 70508.

Item 2.

(a)Name of Person Filing - - this Statement is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

•Casey Hoyt, a natural person (“Hoyt”).
•Elizabeth Rose Homes LLC, a Louisiana limited liability company (“ERH LLC”).

(b)Address of Principal Business Office or, if none, Residence:

•Hoyt - 625 E. Kaliste Saloom Rd, Lafayette, Louisiana 70508.
•ERH LLC – 625 E. Kaliste Saloom Rd, Lafayette, Louisiana 70508.

(c)Citizenship:
•Hoyt - United States of America.
•ERH LLC – a Louisiana limited liability company.

(d)Title of Class of Securities - Common shares, no par value, (the “Common Shares”) of the Issuer.

(e)CUSIP Number - 92663R105.

Item 3.        If this Statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c).

Not applicable.
Item 4.         Ownership.

The percentages used herein are calculated based on 38,756,636 Common Shares issued and outstanding as of February 15, 2024, based on information provided by the Issuer.

(a)Amount beneficially owned
▪Hoyt beneficially owns 3,116,189 Common Shares, which amount includes 2,010,943 shares held by ERH LLC and 918,037 shares issuable upon the exercise of options that are vested or will vest within 60 days.
▪ERH LLC beneficially owns 2,010,943 Common Shares, which shares were transferred by Hoyt to ERC LLC on August 14, 2023 for estate planning purposes. Hoyt owns 50% of the ownership units in ERC LLC and serves as a general manager of ERC LLC.

(b)Percent of class
•Hoyt – 8.0%
•ERH LLC – 5.2%.

(c)Number of shares as to which the person has:

i.Sole power to vote or to direct the vote:
•Hoyt - 1,105,246
•ERH LLC - 0

ii.Shared power to vote or direct the vote:
•Hoyt - 2,010,943
•ERH LLC - 2,010,943

iii.Sole power to dispose or to direct the disposition of:
•Hoyt - 1,105,246
•ERH LLC - 0

iv.Shared power to dispose or to direct the disposition of:
•Hoyt - 2,010,943
•ERH LLC - 2,010,943

On February 15, 2024, the Reporting Persons entered into a Joint Filing Agreement relating to the filing of this Schedule 13G, a copy of which is annexed hereto as Exhibit 99.1.

Item 5.         Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.        Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.        Identification and Classification of the Members of the Group.

Not applicable.

Item 9.        Notice of Dissolution of Group.

Not applicable.

Item 10.    Certifications.

Not applicable.

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 15, 2024

    /s/ Casey Hoyt
Casey Hoyt

Elizabeth Rose Homes LLC

/s/ Casey Hoyt
Casey Hoyt, General Manager

Exhibit 99.1

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the shares of common stock of Viemed Healthcare, Inc. dated as of February 15, 2024 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

/s/ Casey Hoyt
Casey Hoyt

Elizabeth Rose Homes LLC

/s/ Casey Hoyt
Casey Hoyt, General Manager